John Hancock Trust
601 Congress Street
Boston, MA 02210

December 5, 2008

VIA EDGAR Securities and Exchange Commission 100 F Street Washington, D.C. 20549

Re:	John Hancock Trust (“JHT”)
File Nos. 2-94157; 811-04146

Dear Sir/Madam:

This letter is in response to comments received via telephone on November 21, 2008, from the staff of the Securities and Exchange Commission (“SEC”) with respect to Post-Effective Amendment No. 83 to the Registration Statement of JHT on Form N-1A as filed with the SEC on October 15, 2008 (“Amendment No. 83”). Set forth below is a summary of each comment followed by JHT’s response.

Comment 1

The Acquired Fund Fees and Expenses are not listed in the Expense Table. Please confirm that these fees and expenses are less than 0.01% for each fund.

Response

The estimated Acquired Fund Fees and Expenses for each fund are less than 0.01% .

Comment 2

     In the Example of Expense, for Global Advantage, list the NAV Class after the Series II class to be consistent with the Short Term Government Income Trust disclosure.

Response

This change will be made.

Comment 3

     The Global Advantage includes short sales as a principal risk. If expenses are short sales are significant, show these expenses as a separate line item in the expense table. If expenses of short sales are included in “Other Expenses” include a footnote stating that short sale expenses are included in “Other Expenses.”

Response

Short sales expenses are not anticipated to be significant and are not included in “Other Expenses.”

Comment 4

     Under “Credit and Counterparty Risk” update the disclosure regarding Fannie Mae and Freddie Mac to reflect recent regulatory developments.

Response

This change will be made.

Comment 5

     Exhibits filed as part of the registration statement should be the definitive agreements and not “forms of” the agreement.

Response

In the future, exhibits filed as part of registration statements will include definitive agreements and not “forms of” agreements.

Comment 6

     The following disclosure should be included in any registration statement where SEC acceleration of the effective date of the registration statement will be requested.

“Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“Securities Act”), may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 25, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Response

This disclosure will be included in any registration statement where it is expected that SEC acceleration of the effective date of the registration statement will be requested.

Per the SEC staff’s request, JHT acknowledges the following:

  JHT is responsible for the adequacy and accuracy of the disclosure in Amendment No. 83;
  Staff comments or changes to disclosure in response to staff comments on Amendment No. 83 do not foreclose the Commission from taking any action with respect to Amendment No. 83; and
  JHT may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at 617-663-2166 if you have any questions regarding this letter.

Sincerely,

/s/Betsy Anne Seel
Betsy Anne Seel
Senior Counsel

cc: Alison White, SEC Examiner